CUSIP No. 37246C109 13G/A

Item 1(a) Name of Issuer:
          GenVec, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          65 West Watkins Mill Road
          Gaithersburg, MD  20878

Item 2(a) Name of Person Filing:
          Anthony B. Low-Beer

Item 2(b) Address of Principal Business Office, or, if None,
          Residence:
          45 Rockefeller Plaza Suite 2570
          New York, New York  10111

Item 2(c) Citizenship:
          United States
Item 2(d) Title of Class of Securities:
          Common Stock
Item 2(e) CUSIP Number:
          37246C109
Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a :
     (a) [ ] Broker or Dealer registered under section 15 of the Act
     (b)  [  ] Bank as defined in Section 3 (a) (6) of the
               Act
     (c)  [  ] Insurance Company as defined in Section 3 (a)
               (19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e)  [  ] Investment Adviser registered under Section
               203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement and Income security Act of 1974 or Endowment Fund
     (g)  [  ] Parent Holding Company, in accordance with
               Rule 13d-1 (b) (ii) (G)
     (h)  [  ] Group


CUSIP No. 37246C109 13G/A

Item 4         Ownership
     (a)  Amount Beneficially Owned:
          1,122,500
     (b)  Percent of Class:
          4.9%
     (c)  Number of shares as to which such person has:
          (i)  sole power to vote or to direct the vote
                    500,000
          (ii) shared power to vote or to direct the vote
                    622,500
          (iii)sole power to dispose or to direct the disposition of
                    1,122,500
          (iv) shared power to dispose or to direct the disposition of

Item 5         Ownership of Five Percent or Less of a Class.   [X]
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
               NOT APPLICABLE
Item 7         Identification and Classification of the
               Subsidiary Which Acquired The
               Security Being Reported on by the Parent Holding Company. NOT APPLICABLE
Item 8 Identification and Classification of Members of the Group.
               NOT APPLICABLE
Item 9         Notice of Dissolution of Group.
               NOT APPLICABLE

CUSIP No.   37246C109    13G/A

Item 10   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:          May 2, 2003



By:       Anthony B. Low-Beer